                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. ____)*

                     LIBERTY SATELLITE & TECHNOLOGY, INC.


       Series A Common Stock, $1.00 par value ("Series A Common Stock")
       Series B Common Stock, $1.00 par value ("Series B Common Stock")
--------------------------------------------------------------------------------
                       (Title of Classes of Securities)


                      1.  Series A Common Stock 531182103
                      2.  Series B Common Stock 531182202
        ---------------------------------------------------------------
                                (CUSIP Number)


                            Charles Y. Tanabe, Esq.
                             Senior Vice President
                           Liberty Media Corporation
                           9197 South Peoria Street
                              Englewood, CO 80112
                                (720) 875-5400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               OCTOBER 27, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Series A Common Stock CUSIP No. 531182103
Series B Common Stock CUSIP No. 531182202

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS S.S. OR
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      LIBERTY MEDIA CORPORATION
      84-1288730
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,990,251 shares of Series A
                          3,322,658 shares of Series B
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,990,251 shares of Series A
                          3,322,658 shares of Series B
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,990,251 shares of Series A*
      3,322,658 shares of Series B
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
13    Series A Common Stock:   6.1%
      Series B Common Stock:  42.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC, CO
------------------------------------------------------------------------------

_________________

* Does not include shares of Series A Common Stock issuable upon conversion of Series B Common Stock.

** Each share of Series A Common Stock is entitled to one vote per share and each share of Series B Common Stock is entitled to ten votes per share. Accordingly, when these series of stock are aggregated, the reporting person may be deemed to hold voting securities of the issuer representing approximately 26.0% of the total voting power of the outstanding common stock of the issuer.

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                                 Statement of

                           LIBERTY MEDIA CORPORATION

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                     Liberty Satellite & Technology, Inc.


Item 1.  Security and Issuer.

     This Statement on Schedule 13D (this "Statement") relates to shares (the "Shares") of Series A Common Stock, par value $1.00 per share (the "Series A Stock") and Series B Common Stock, par value $1.00 per share (the "Series B Stock," and, together with the Series A Stock, the "Common Stock"), of Liberty Satellite & Technology, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 7600 East Orchard Road, Suite 330 South, Englewood, Colorado 80111.

Item 2.  Identity and Background.

     The Reporting Person is Liberty Media Corporation whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112.

     The Reporting Person beneficially owns the Shares acquired in the transaction described in Item 3 through its indirect subsidiary Liberty TP Management, Inc ("Liberty TP Management"). The Reporting Person succeeded to the beneficial ownership of the Shares it held prior to the transaction described in Item 3 as a result of the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T Corp. ("AT&T"), with and into Tele-Communications, Inc. ("TCI"). The Reporting Person beneficially owns such Shares through its subsidiaries Liberty LSAT, Inc., Liberty LSAT II, Inc. and Liberty TSAT, Inc.

     In the Merger: (i) TCI became a wholly owned subsidiary of AT&T; (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined; and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group." Following the Merger, AT&T's "Liberty
Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the Merger, except for certain assets which were transferred to TCI's "TCI Group" in connection with the Merger, the "AT&T Wireless Group" consists of the assets of the wireless operations of AT&T, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

     On March 10, 2000, in connection with certain restructuring transactions, TCI was converted into a Delaware limited liability company, of which AT&T is the sole member, and renamed AT&T Broadband, LLC ("AT&T Broadband"). AT&T Broadband's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. AT&T Broadband is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

     The board of directors and management of the Reporting Person manage the business and affairs of the Reporting Person, including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's board of directors consists of individuals designated by TCI prior to the Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's board of directors, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.

     As a result, the Reporting Person, acting through its board of directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation Law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T, concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The foregoing summary of the terms of the Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(a), and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(b).

Item 3.  Source and Amount of Funds or Other Consideration.

     As of October 27, 2000, Liberty TP Management acquired 539,831 shares of Series A Stock and 3,322,658 shares of Series B Stock from TP Investment Inc., a Colorado corporation wholly owned by Dr. John C. Malone, in exchange for 2,390 shares of Class A Convertible Nonvoting Preferred Stock of Liberty TP Management having an estimated market value of $23.9 million.

Item 4.  Purpose of Transaction.

     The purpose of the acquisition was to increase the Reporting Person's ownership interest in the Issuer. The Reporting Person currently holds its interest in the Issuer for investment purposes.

     The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or
(iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and business of the Issuer generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
     (j)  Any action similar to any of those enumerated in this paragraph.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person currently beneficially owns 3,990,251 shares of Series A Stock, representing 6.1% of the issued and outstanding shares of Series A Stock, and 3,322,658 shares of Series

B Stock, representing 42.9% of the issued and outstanding Series B Stock. The Series A Stock is entitled to one vote per share and the Series B Stock is entitled to ten votes per share. Accordingly, when these series of stock are aggregated, the Reporting Person beneficially holds approximately 26.0% of the total voting power of the outstanding Common Stock.

     Except as set forth on Schedule 3, which is incorporated herein, to the knowledge of the Reporting Person, none of the Schedule 1 Persons and none of the Schedule 2 Persons beneficially owns any shares of Common Stock.

     (b) The Reporting Person has the sole power to vote or to direct the voting of the Shares and the sole power to dispose of, or to direct the disposition of, the Shares. Except as stated otherwise in Schedule 3, which is incorporated herein, to the knowledge of the Reporting Person, each of the persons listed on Schedule 3 has the sole power to vote or direct the voting of, and the sole power to dispose of or direct the disposition of, the shares of Common Stock indicated as being owned by such person on Schedule 3.

     (c) Except for the acquisition of the Shares described in Item 3, no transactions in the shares of Common Stock have been effected by the Reporting Person or, to the knowledge of the Reporting Person, by any of the Schedule 1 Persons or Schedule 2 Persons during the past 60 days.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7.  Materials to be Filed as Exhibits.

Exhibit No.          Exhibit
-----------          -------
Exhibit 7(a):        Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among
                     AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc.(incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).
Exhibit 7(b):        AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T
                     Registration Statement).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2000

                              LIBERTY MEDIA CORPORATION

                              By: /s/ Vivian J. Carr
                                  ------------------
                                  Name: Vivian J. Carr
                                  Title: Senior Vice President

                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                    Principal Occupation
----                    --------------------

John C. Malone          Chairman of the Board and Director of Liberty; Director of AT&T Corp.

Robert R. Bennett       President, Chief Executive Officer and Director of Liberty

Gary S. Howard          Executive Vice President, Chief Operating Officer and Director of Liberty

Paul A. Gould           Director of Liberty; Managing Director of Allen & Company Incorporated

Harold R. Handler       Director of Liberty, Of Counsel with Simpson Thacher & Bartlett

Jerome H. Kern          Director of Liberty; Chairman of the Board and Chief Executive Officer
                        of On Command Corporation

Frank J. Macchiarola    Director of Liberty, President of Saint Francis College

Michael T. Ricks        Director of Liberty; Vice President, Treasury, Telseon, Inc.

Larry E. Romrell        Director of Liberty; Consultant to AT&T Broadband, LLC (f/k/a
                        Tele-Communications, Inc.)

Vivian J. Carr          Senior Vice President and Secretary of Liberty

William R. Fitzgerald   Senior Vice President of Liberty

David J.A. Flowers      Senior Vice President and Treasurer of Liberty

David B. Koff           Senior Vice President and Assistant Secretary of Liberty

Charles Y. Tanabe       Senior Vice President, General Counsel and Assistant Secretary of Liberty

Carl E. Vogel           Senior Vice President of Liberty

Name                           Principal Occupation
----                           --------------------

Peter Zolintakis               Senior Vice President of Liberty

Christopher W. Shean           Vice President and Controller of Liberty

                                  SCHEDULE 2

                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                                  AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.

Name                      Title
----                      -----
C. Michael Armstrong      Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr           Director; Chairman of the Board, Retired, of Chevron Corporation

M. Kathryn Eickhoff       Director; President of Eickhoff Economics Incorporated

Walter Y. Elisha          Director; Chairman of the Board and Chief Executive Officer, Retired,
                          of Springs Industries, Inc.

George M. C. Fisher       Director; Chairman of the Board of Eastman Kodak Company

Donald V. Fites           Director; Chairman of the Board, Retired, of Caterpillar, Inc.

Amos B. Hostetter, Jr.    Director; Chairman of the Board of Pilot House Associates

Ralph S. Larsen           Director; Chairman of the Board and Chief Executive Officer of Johnson
                          & Johnson

John C. Malone            Director; Chairman of the Board of Liberty Media Corporation

Donald F. McHenry         Director; President of The IRC Group LLC

Louis A. Simpson          Director; President and Chief Executive Officer of Capital Operations
                          of GEICO Corp.

Michael I. Sovern         Director; President Emeritus and Chancellor Kent Professor of Law at
                          Columbia University

Sanford I. Weill          Director; Chairman of the Board and Co-CEO of Citigroup Inc.

John D. Zeglis            Director; Chairman and Chief Executive Officer of AT&T Wireless Group

Name                       Title
----                       ------
James W. Cicconi           Executive Vice President-Law & Government Affairs and General Counsel

Nicholas S. Cyprus         Vice President and Controller

Mirian M. Graddick         Executive Vice President, Human Resources

Frank Ianna                Executive Vice President and President, AT&T Network Services

Richard J. Martin          Executive Vice President, Public Relations and Employee Communication

David C. Nagel             President of AT&T Labs; Chief Technology Officer

Charles H. Noski           Senior Executive Vice President and Chief Financial Officer

John C. Petrillo           Executive Vice President, Corporate Strategy and Business Development

Richard R. Roscitt         Executive Vice President and President of AT&T Business Services

Daniel E. Somers           President and CEO of AT&T Broadband

                                  SCHEDULE 3

     The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 3.

Name                      Shares and Options to Purchase Shares Beneficially Owned
----                      --------------------------------------------------------
John C. Malone            14 shares of Series A Stock directly, 120,000 shares of Series A Stock indirectly through a trust of which Dr. Malone is the sole trustee and in which, with his spouse, he retains a unitrust interest, and 117,300 shares of
                          Series B Stock held by Dr. Malone's spouse of which he disclaims any beneficial interest.

Robert R. Bennett         89 shares of Series A Stock and options to purchase 5,000 shares of Series A
                          Stock

Gary S. Howard            59,558 shares of Series A Stock, options, granted in tandem with stock appreciation rights, to purchase 15,000 shares of Series A Stock and options to purchase 332,038 shares of Series A Stock.

Charles Y. Tanabe         200 shares of Series A Stock

Jerome H. Kern            10,000 shares of Series A Stock.

William R. Fitzgerald     527 shares of Series A Stock.

Carl E. Vogel             5,000 shares of Series A Stock.

Vivian J. Carr            292 shares of Series A Stock over which Ms. Carr has sole voting power and power of disposition, 699 shares of Series A Stock over which Ms. Carr shares voting power and power of disposition with her spouse, 955 shares held by Ms.
                          Carr's spouse of which she disclaims any beneficial ownership, and options, granted in tandem with stock appreciation rights, to purchase 4,645 shares of
                          Series A Stock.  Ms. Carr's spouse is Raymond S. Carr, 1025 East River Road,
                          Franktown, CO 80116.  To the knowledge of the Reporting Person he is a United
                          States citizen, and has not, during the past five years, been convicted in a criminal proceeding or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                 EXHIBIT INDEX


Exhibit No.            Exhibit
-----------            -------
Exhibit 7(a):          Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among
                       AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279)
                       filed on January 8, 1999 (the "AT&T Registration Statement")).

Exhibit 7(b):          AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T
                       Registration Statement).